

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 12, 2011

Via E-mail
Ashish Badjatia, CEO
India Ecommerce Corporation
5540 Fifth Avenue #18
Pittsburgh, PA 15232

> **Re:** **India Ecommerce Corporation**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 27, 2011**
> **File No. 333-174889**

Dear Mr. Badjatia:

We have reviewed your amended registration statement and have the following comments. Prior comments refer to those in our letter dated July 12, 2011.

Risk Factors

"If we do not obtain additional funding our business will fail," page 7

1. This risk factor and the second risk factor on page 8, "If we are unable to obtain additional funding…," appear to address the same risk. Each risk factor should discuss a separate, material risk. Accordingly, please revise to distinguish these two risk factors or combine them and eliminate any duplicative disclosure. Also, you indicate in this risk factor that you had approximately $4,000 in cash as of September 23, 2011. Disclose in this risk factor the number of months you can continue to operate, and the specific business objectives that you can accomplish, with your current cash resources.

"We will face additional administrative costs as a public company…," page 9

2. The second paragraph under this risk factor addresses risks related to your ability to manage your anticipated growth. We note that in response to prior comment 8, you removed an earlier risk factor addressing this risk. Either delete the second paragraph or address it under a separate risk factor caption.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 17

3. Although you provided some additional disclosure in response to prior comment 11, you did not provide a detailed outline of your expected operations and expenses over the next 12 months. Revise your disclosure to discuss with specificity the steps you intend to take

to implement your business plan over the next twelve months. In doing so, identify specific milestones, discuss the estimated costs for achieving these milestones, and provide an anticipated timeframe for completion. For example, we note from your business disclosure on page 22 that you have begun designing and wire framing your web properties. Disclose the date you anticipate completing these activities and the funds required to do so. Identify when you expect to begin, and complete, testing of your websites, as well as the costs associated with such activities.

4.   You indicate in this section that your first commercial marketplace offering will be a "simple yet elegantly designed website." Please provide more information about your first commercial website. For example, please disclose the types of electronic goods or services that will be offered through the website.

Results of Operations, page 17

5.   You indicate in this section that you paid consulting fees of $47,625 between January 19, 2011 and June 30, 3011. Please describe in the prospectus the specific services that you have received from your consultants.

Liquidity and Capital Resources, page 18

6.   You disclose in this section that you will require a minimum of $1,200,000 to implement your business plan through August 31, 2013. Please disclose how you determined this estimate. Also, as you state that you currently do not have any arrangements for financing, revise to disclose the course of action you intend take to remedy your liquidity deficiency. Refer to Item 303(a)(1) of Regulation S-K.

Management, page 25

7.   We note your response to prior comment 16. In your response letter, please disclose the approximate number of hours per week that Messrs. Badjatia and Gangwal each devote to their other business commitments.

Selling Stockholders, page 20

8.   We note your response to prior comment 18. In your response letter, please identify the selling shareholders who are related and tell us the nature of their family relationships.

Report of Independent Registered Public Accounting Firm, page F-1

9.   We note that the audit report date was changed from May 18, 2011 to March 18, 2011 in Amendment No. 1. Please explain. In this regard, the audit report date is now prior to the end of the audited period. In addition, as noted on page F-11, subsequent events have been evaluated as of a date prior to the balance sheet date. Also, please ensure that the

report date referred to within the consent from the independent registered public accounting firm in Exhibit 23.1 corresponds to the audit report date.

Signatures, page 42

10.   Please indicate which signatory is signing as your principal accounting officer or controller. If an officer is signing in more than one capacity, disclose in the signature block all the capacities in which he is signing the registration statement. Refer to Instruction 2 to Signatures on the Form S-1.

Exhibit 10.4

11.   Please file Exhibit 10.4 in its entirety. In this regard, we note that Schedules A and B to the exhibit appear to be missing.

If you have any questions regarding these comments, please contact me at (202) 551-3456. If you need additional assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Staff Attorney

cc: Via E-mail
       Frank C. Bauman, Esq.
       Rosenfeld & Rinato